



03001487

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manitou Capital Management, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__1425 Michigan Avenue__

(No. and Street)

__Frankfort__   __MI__   __49635__

(City)   (State)   (Zip Code)

FEB 25 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Diane M. Miller__   __(231) 352-8016__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Dennis, Gartland & Niergarth, P.C.__

(Name – *if individual, state last, first, middle name*)

__415 Munson Avenue, PO Box 947__   __Traverse City,__   __MI__   __49685-0947__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

MAR 1 9 2003



OATH OR AFFIRMATION

I, __Diane M. Miller_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Manitou Capital Management, Inc._____ , as

of ___December 31_____, 20_02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Diane Mary Miller
_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manitou Capital Management, Inc.

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2002

Dennis, Gartland & Niergarth, P.C.

CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS 2

STATEMENT OF FINANCIAL CONDITION 3

STATEMENT OF INCOME 4

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTAL INFORMATION

    SCHEDULE I 10

    REPORT ON INTERNAL CONTROLS 11



DENNIS, GARTLAND & NIERGARTH P.C.

Business and Financial Advisors
Our clients' success – our business
Thomas E. Gartland, CPA
Brad P. Niergarth, CPA
James G. Shumate, CPA
Robert C. Thompson, CPA
Michael D. Shaw, CPA
Mary F. Krantz, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
Manitou Capital Management, Inc.

We have audited the accompanying statement of financial condition of Manitou Capital Management, Inc. (a Michigan corporation) as of December 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Manitou Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Manitou Capital Management, Inc. did not have any liabilities subordinated to the claims of general creditors at any time during the year ended December 31, 2002; therefore, the statement of changes in liabilities subordinated to claims of general creditors is omitted from the accompanying financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manitou Capital Management, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for the purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis, Gartland & Niergarth, P.C.

January 30, 2003

Member of

CPA America
INTERNATIONAL

415 Munson Avenue, Post Office Box 947
Traverse City, Michigan 49685-0947
231.946.1722, FAX: 231.946.2762
www.dgncpa.com

Manitou Capital Management, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

CURRENT ASSETS	
Cash	$ 10,144
FIXED ASSETS	
Office furniture	2,144
Less accumulated depreciation	(772)
Total fixed assets	1,372
INVESTMENTS	
Investment in NASD Warrants	3,300
OTHER ASSETS	
Officer advance	16,111
Total assets	$ 30,927
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 1,175
STOCKHOLDER'S EQUITY	
Capital stock	1,000
Additional paid in capital	2,829
Retained earnings	25,923
Total equity	29,752
Total liabilities and stockholder's equity	$ 30,927

The accompanying notes are an integral part of these financial statements

Manitou Capital Management, Inc.

STATEMENT OF INCOME

For the year ended December 31, 2002

Revenues	
Sales	$ 19,464
Expenses	
Depreciation expense	621
Licenses/fees	15
Office supplies and expense	716
Professional fees/accounting	3,587
Professional fees - NASD	931
Utilities	111
Telephone	1,126
Total expenses	7,107
Other Income	
Dividend income	5
NET INCOME	$ 12,362

Manitou Capital Management, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2002

	Capital Stock - Common	Additional Paid in Capital	Retained Earnings
Balance, beginning of year	$ 1,000	$ 2,829	$ 19,561
Distributions	-	-	(6,000)
Net income	-	-	12,362
Balance, end of year	$ 1,000	$ 2,829	$ 25,923

Manitou Capital Management, Inc.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

OPERATING ACTIVITIES	
Net income	$ 12,362
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	621
Accounts payable	685
Net cash provided by operating activities	13,668
INVESTING ACTIVITIES	
Capital expenditures	(1,088)
Net cash used by investing activities	(1,088)
FINANCING ACTIVITIES	
Change in officer note	(6,411)
Distributions to stockholder	(6,000)
Net cash used by financing activities	(12,411)
NET INCREASE IN CASH	169
Balance of cash, beginning of period	9,975
Balance of cash, end of period	$ 10,144

The accompanying notes are an integral part of these financial statements   -6-

Manitou Capital Management, Inc.

NOTES TO FINANCIAL STATEMENTS

NOTE A - NATURE OF OPERATIONS

Manitou Capital Management, Inc. (the "Company"), a Michigan corporation, was incorporated on December 12, 1995 and began doing business on January 1, 1996. The Company is a registered broker-dealer with the National Association of Securities Dealers. The Company was formed to engage in the solicitation of mutual fund orders for major mutual funds.

Manitou Capital Management, Inc. is solely owned by Diane Miller.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to prepare financial statements on the accrual basis of accounting.

Investments

The Company has an investment in NASD Warrants at the cost of $3,300. These were offered to members first, before they were available to the general public. Managements felt it was a good opportunity and made the investment.

Property and Equipment

Property and equipment is depreciated using the 200% double declining balance method and the Modified Accelerated Cost Recovery System for income tax purposes. For income tax purposes, the Section 179 expensing election is taken to reduce current tax liability of the owners.

Depreciation is based on 3 - 7 years useful life to equipment and furniture and fixtures.

Expenditures for repairs and maintenance are charged to operations as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Manitou Capital Management, Inc. has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. The Michigan Department of Revenue adheres to these same provisions; therefore, the Company does not pay State corporate income taxes based on income. No provision or liability for corporate income taxes has been included in the financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

Cash Equivalents

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sales in the ordinary course of business.

Officer Salaries

The corporate officer and sole stockholder has elected not to take any salary as of yet. In the future, when the Company becomes more profitable and has better cash flow, there is an expectation that the officer will draw a salary commensurate with a peer group of equal ability, responsibility and experience. It is expected that the officer will draw a salary in 2003.

Comprehensive Income

Net income is representative of comprehensive income. There are no items of other comprehensive income requiring disclosure.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company maintains a cash account at one financial institution, which is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 30, 2002, the Company's cash balance was fully insured.

NOTE D - FIXED ASSETS

Fixed assets consisted of the following at December 31, 2002:

Furniture and equipment	$2,144
Less accumulated depreciation	(772)
Total fixed assets, net of accumulated depreciation	$1,372

Depreciation expense was $621 for the year ended December 31, 2002.

NOTE E - COMMON STOCK

Manitou Capital Management, Inc. had common stock at $1 par value; 1,000 shares authorized, issued and outstanding at December 31, 2002.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has loaned funds to the sole stockholder, Diane Miller, in the amount of $16,111. This amount is intended to be repaid from salary taken in 2003.

Manitou Capital Management, Inc.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission

As of December 31, 2002

Ownership Equity

Capital stock	$ 1,000
Paid in capital	2,829
Distributions	(6,000)
Retained earnings	19,561
Current year income	12,362
Total ownership equity	29,752

Non-Allowable Assets

Property and equipment, net	1,372
NASD Warrants	3,300
Officer advance	16,111
Total non-allowable assets	20,783

Net Capital

	8,969
Net capital as reported in Company's FOCUS report	$ 8,969

AGGREGATE INDEBTEDNESS

Miscellaneous accounts payable	$ 1,175

REQUIRED NET CAPITAL

NASD required net capital (6.67% Aggr. Ind.) or $5,000, whichever is greater	$ 5,000
SEC early warning requirement (120% N.C.)	$ 6,000
Required net capital	$ 5,000

EXCESS NET CAPITAL

Net capital	8,969
Required net capital	5,000
Excess net capital	$ 3,969

AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO

Aggregate indebtedness	$ 1,175
Net capital	$ 8,969
Ratio	.13 to 1



Business and Financial Advisors
Our clients' success – our business

Thomas E. Gartland, CPA
Brad P. Niergarth, CPA
James G. Shumate, CPA
Robert C. Thompson, CPA
Michael D. Shaw, CPA
Mary F. Krantz, CPA

DENNIS, GARTLAND & NIERGARTH P.C.

REPORT ON INTERNAL CONTROLS

Board of Directors and Stockholder
Manitou Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Manitou Capital Management, Inc., (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of



415 Munson Avenue, Post Office Box 947
Traverse City, Michigan 49685-0947
231.946.1722, FAX: 231.946.2762
www.dgncpa.com

Board of Directors and Stockholder
Manitou Capital Management, Inc.
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dennis, Gartland & Niergarth, P.C.

January 30, 2003

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